October 10, 2019

STANDSTILL AGREEMENT

Fred Sacramone

237 West 35th Street

Suite 806

New York, NY 10001

Dear Fred:

In connection with the transactions contemplated by that certain Proposal For Surrender Of Collateral And Strict Foreclosure (the “Proposal”), dated as of October 10, 2019, to FTE Networks, Inc. (“FTE”), and certain other parties named therein, from Lateral Juscom Feeder LLC, in order to induce FTE to enter into the Proposal and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, you hereby agree as set forth herein.

Annex A sets forth definitions for capitalized terms used in this letter agreement that are not defined in the body of this agreement. Those definitions are a part of this agreement.

1. You agree that, for a period of four (4) months from the date hereof (unless earlier terminated), neither you nor your Affiliates (as defined below) nor any other person acting on your or their behalf will, in any manner, directly or indirectly, without the prior written consent of FTE’s Board of Directors or an authorized committee thereof, in each case, except as contemplated by the Proposal: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of FTE or any subsidiary or affiliate thereof, or of any successor to or person in control of FTE, or any assets of FTE or any subsidiary, division or affiliate thereof or of any such successor or controlling person; (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Securities and Exchange Commission), or seek to influence or control any person with respect to the voting of any voting securities of FTE; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving FTE or any of its securities or assets; (iv) form, join or in any way participate in a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with respect to any securities of FTE; (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of FTE; (vi) publicly disclose any intention, plan or arrangement inconsistent with the foregoing; (vii) take any action that would reasonably be expected to require FTE to make a public announcement regarding the matters set forth described above; or (viii) file any application with any regulatory authority seeking approval or authority in connection with any action described above. The provisions of this paragraph will not be applicable in the event (i) any person shall have acquired or become the owner of, or entered into a definitive agreement with FTE to acquire or become the owner of (in each case whether by tender offer, merger, consolidation, business combination or otherwise), more than 50% of the voting securities of FTE or assets of FTE representing more than 50% of its consolidated earning power or (ii) a third party makes a tender or exchange offer for more than 50% of the outstanding voting securities of FTE, which tender offer FTE’s Board of Directors has not within ten business days of commencement recommended that stockholders of FTE reject, provided that the provisions of this paragraph shall again be applicable in accordance with their terms upon the termination of such definitive agreement (in the case of clause (i)) or the withdrawal or termination of the tender offer or rejection thereof by FTE’s Board of Directors (in the case of clause (ii)).

2. You agree that, without the prior written consent of FTE’s Board of Directors or an authorized committee thereof you will not, Sell or Offer to Sell any Shares or Related Securities currently or hereafter owned by you, of record or beneficially (as defined in Rule 13d-3 under the Exchange Act), except as contemplated by the Proposal.

3. FTE agrees that it will use commercially reasonable efforts to take all customary actions reasonably requested by you to enable you to sell the common stock of FTE held by you within the limitation of the exemption provided by Rule 144.

4. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original copy of this Agreement, and all of which, when taken together, shall be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile transmission or electronic mail in .pdf or similar format shall constitute effective execution and delivery of this Agreement as to the parties. For purposes of this Agreement any reference to “written” or “in writing” shall be deemed to include correspondence by signed letter or facsimile or by e-mail.

5. This Agreement (other than Paragraph 3 which shall survive the termination of this Agreement and remain in full force and effect as long as you own shares of common stock of FTE) shall terminate on the date that all Shares currently or hereafter owned by you, of record or beneficially, have been conveyed and transferred to FTE or its designee.

Fred Sacramone October 10, 2019 Page 2

If you are in agreement with the foregoing, please so indicate by signing, dating and returning one copy of this Agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

FTE Networks, Inc.

By:	/s/ Maria Fernandez
Maria Fernandez
Corporate Secretary

Confirmed and Agreed to:

By:	/s/ Fred Sacramone
FRED SACRAMONE

Fred Sacramone October 10, 2019 Page 3

ANNEX A

For purposes of the letter agreement to which this Annex A is attached and of which it is made a part:

“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

“Call Equivalent Position” shall have the meaning set forth in Rule 16a-1(b) under the Exchange Act.

“Put Equivalent Position” shall have the meaning set forth in Rule 16a-1(h) under the Exchange Act.

“Related Securities” shall mean any options or warrants or other rights to acquire Shares or any securities exchangeable or exercisable for or convertible into Shares, or to acquire other securities or rights ultimately exchangeable or exercisable for or convertible into Shares.

“Sell or Offer to Sell” shall mean to:

–	sell, offer to sell, contract to sell or lend,

–	effect any short sale or establish or increase a Put Equivalent Position or liquidate or decrease any Call Equivalent Position

–	pledge, hypothecate or grant any security interest in, or

–	in any other way transfer or dispose of,

in each case whether effected directly or indirectly.

“Shares” shall mean shares of Series H Preferred Stock of FTE.

Capitalized terms not defined in this Annex A shall have the meanings given to them in the body of this lock-up agreement.